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16013531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC File Number
8-13975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Princor Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines	IA	50392-0200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Christensen 515-248-5985
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant

( ) Public Accountant

( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Princor Financial Services Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Chief Financial Officer



Notary Public


NOTARIAL SEAL
IOWA
CHANTELLE MORONE
Commission Number 755325
My Commission Expires
October 20, 2017

This report contains:

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Operations.
(X) (d) Statement of Cash Flows.
(X) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Princor Financial Services Corporation

Financial Statements and Supplemental Information

Years Ended December 31, 2015 and 2014

Contents



Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Princor Financial Services Corporation

We have audited the accompanying statements of financial condition of Princor Financial Services Corporation (the Company) as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princor Financial Services Corporation at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2016

Princor Financial Services Corporation

Statements of Financial Condition

	December 31	
	2015	**2014**
Assets		
Cash and cash equivalents	**$ 16,854,610**	$ 15,736,556
Receivables from:		
Affiliates	**4,714,047**	4,630,557
Others	**2,176,851**	2,249,558
Prepaid expenses	**308,012**	353,528
Capitalized computer software development costs	**1,178,485**	822,335
Income taxes receivable	**132,847**	–
Net deferred income taxes	**1,636,811**	1,626,087
Total assets	**$ 27,001,663**	$ 25,418,621
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 896,401**	$ 870,325
Income taxes payable	**–**	557,331
Accounts payable	**2,249,748**	1,914,207
Payables to:		
Principal Life Insurance Company	**3,982,681**	4,490,641
Other affiliates	**1,840,682**	1,831,275
Total liabilities	**8,969,512**	9,663,778
Stockholder's equity:		
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group, Inc.)	**400,000**	400,000
Additional paid-in capital	**15,965,901**	12,464,376
Retained earnings	**1,666,250**	2,890,467
Total stockholder's equity	**18,032,151**	15,754,843
Total liabilities and stockholder's equity	**$ 27,001,663**	$ 25,418,621

See accompanying notes.

Princor Financial Services Corporation

Statements of Operations

	December 31	
	2015	**2014**
Brokerage revenues:		
Commissions:		
Principal Mutual Funds	**$ 16,456,552**	$ 17,091,523
Other mutual funds	**13,470,682**	13,456,247
General securities	**75,313,985**	68,761,315
Variable annuities and flexible variable life policies	**5,792,262**	6,570,739
Distribution and shareholder servicing fees	**33,866,807**	31,494,304
Retirement plan revenue	**169,234,181**	171,688,998
Total brokerage revenues	**314,134,469**	309,063,126
Less commission – related expenses:		
Commission to advisors	**53,547,792**	47,640,336
Commission to brokers	**11,809,829**	13,043,677
Commission to other broker-dealers	**1,273,107**	1,164,004
Distribution fees	**9,514,058**	9,606,193
Field personnel allocated expenses	**7,773,516**	6,782,550
Other distribution expenses	**10,946,402**	9,785,723
Retirement plan expenses	**169,234,181**	171,688,998
Total commission – related expenses	**264,098,885**	259,711,481
Net brokerage revenues	**50,035,584**	49,351,645
Other revenues:		
Other revenue	**2,875**	2,076
Interest	**–**	–
Net investment gains	**–**	–
Total other revenues	**2,875**	2,076
Operating expenses:		
Salaries and benefits	**32,350,876**	27,395,022
General and administrative expenses	**15,088,318**	14,970,454
Total operating expenses	**47,439,194**	42,365,476
Income from operations before income taxes	**2,599,265**	6,988,245
Income taxes	**1,211,202**	2,823,943
Net income	**$ 1,388,063**	$ 4,164,302

See accompanying notes.

Princor Financial Services Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2014	$ 400,000	$ 10,742,469	$ 6,842,557	$ 17,985,026
Net income	–	–	4,164,303	4,164,303
Dividend paid to PFSI	–	–	(8,000,000)	(8,000,000)
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	1,721,907	(116,393)	1,605,514
Balance at December 31, 2014	400,000	12,464,376	2,890,467	15,754,843
Net income	–	–	**1,388,063**	**1,388,063**
Dividend paid to PFSI	–	–	**(2,500,000)**	**(2,500,000)**
Capital contributions from PFSI		**2,000,000**		**2,000,000**
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	**1,501,525**	**(112,281)**	**1,389,245**
Balance at December 31, 2015	**$ 400,000**	**$ 15,965,901**	**$ 1,666,250**	**$ 18,032,151**

See accompanying notes.

Princor Financial Services Corporation

Statements of Cash Flows

	December 31	
	2015	**2014**
Operating activities		
Net income	$ **1,388,063**	$ 4,164,302
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Reinvested dividends from long-term mutual funds	–	–
Net investment gains	–	–
Allocation of stock-based compensation	**1,501,525**	1,721,907
Equity distribution in the form of common stock to employees	**(112,280)**	(116,392)
Deferred income taxes	**(10,724)**	(259)
Changes in operating assets and liabilities:		
Due from others and prepaid expenses	**(237,926)**	(861,357)
Due to Principal Life Insurance Company	**(507,960)**	1,203,882
Due to/from affiliates	**(74,083)**	(296,337)
Commissions payable, accounts payable, and income taxes recoverable/payable	**(328,561)**	698,432
Net cash provided by operating activities	**1,618,054**	6,514,178
Financing activities		
Capital contributions from Principal Financial Services, Inc.	**2,000,000**	–
Payment of dividend to Principal Financial Services, Inc.	**(2,500,000)**	(8,000,000)
Net cash distributed in financing activities	**(500,000)**	(8,000,000)
Net increase (decrease) in cash and cash equivalents	**1,118,054**	(1,485,822)
Cash and cash equivalents beginning of year	**15,736,556**	17,222,378
Cash and cash equivalents end of year	**$ 16,854,610**	$ 15,736,556
Supplemental disclosure of cash flow information		
Net cash paid during the year for income taxes	**$ 1,648,868**	$ 2,583,644

See accompanying notes.

Princor Financial Services Corporation

Notes to Financial Statements

December 31, 2015

1. Organization and Nature of Business

Princor Financial Services Corporation ("the Company") is an introducing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in the sale of shares of mutual funds, including open-end investment companies ("Principal Mutual Funds") organized by Principal Life Insurance Company ("PLIC"), an affiliate, and registered variable annuity contracts and flexible variable life policies issued by PLIC.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"), a Delaware business corporation.

Reclassifications have been made to prior year financial statements to conform to the December 31, 2015 presentation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission income is derived from the sale of mutual fund shares, direct participation programs, variable annuity contracts, flexible variable life policies, certificates of deposit, wrap products of a registered investment advisor, and general securities and is recorded on a trade-date basis. Additionally, the Company pays to the selling representatives a portion of these fees. Such fees are booked as expense in the month they are earned.

Capitalized Computer Software

Applicable internally developed, purchased or leased internal use software costs that exceed set thresholds are capitalized. The capitalization period covers the span of time from the design of the chosen alternative, through coding, testing, and putting a project into production. Capitalization ends when the software is ready for its intended use. Amortization begins when the software is ready for its intended use, and is amortized over the life of the software. For GAAP reporting purposes, an estimated useful life of four years is used.

Retirement Plan Revenue and Expense

Retirement Plan Revenue and Retirement Plan Expense within the statements of operations represents revenue the Company records that is passed directly onto other business units within PFG. The Company is the Broker Dealer that holds the contract for this revenue. The Company records the revenue and expense within the same time period.

Future Adoption of New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* (ASU 2014-09), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

2. Significant Accounting Policies (continued)

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which is January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company paid taxes of $1,648,868 and $2,583,644 during 2015 and 2014, respectively.

3. Income Taxes (continued)

Our income tax expense was as follows:

	For the Year Ended December 31	
	2015	**2014**
Current income taxes:		
U.S. Federal	**$ 828,476**	$ 2,304,160
State	**393,451**	520,042
Total current income taxes	**1,221,927**	2,824,202
Deferred income taxes:		
U.S. Federal	**$ (8,531)**	$ (207)
State	**(2,194)**	(52)
Total deferred income taxes	**(10,725)**	(259)
Total income taxes	**$ 1,211,202**	$ 2,823,943

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows:

	December 31	
	2015	**2014**
U.S. corporate income tax rate	**35.0%**	35.0%
State tax	**9.8**	4.9
Nondeductible meals and entertainment	**1.3**	0.3
Employee benefits and related items	**0.6**	0.2
Effective income tax rate	**46.7%**	40.4%

3. Income Taxes (continued)

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2015 and 2014 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2015 and 2014.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred income taxes were as follows:

	December 31	
	2015	**2014**
Deferred income tax assets:		
Stock compensation	**$ 1,034,512**	$ 985,752
Employee benefits	**639,379**	695,759
Other deferred income tax assets	**86,740**	86,694
Total deferred income tax assets	**1,760,631**	1,768,205
Deferred income tax liabilities:		
Prepaid Expenses	**(123,820)**	(142,118)
Total deferred income tax (liabilities)	**(123,820)**	(142,118)
Total net deferred income tax assets	**$ 1,636,811**	$ 1,626,087

In management's judgment, total deferred income tax assets are more likely than not to be realized.

3. Income Taxes (continued)

Other Tax Information

The Internal Revenue Service ("IRS") completed its examinations of all tax years prior to 2009. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and for tax years 2006 through 2008 in 2015. The IRS commenced audit of PFG's federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012, for 2011 during the first quarter of 2013 and for 2012 during the third quarter of 2015. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

4. Net Capital Requirements

The Company is an introducing broker-dealer and clears certain securities transactions with and for customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, the clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had defined net capital of $8,842,828, which was $8,229,713 in excess of its required net capital of $613,115. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

The Company has a special bank account, with a balance of $41,697 and $12,034 at December 31, 2015 and 2014, respectively, as required under Rule 15c3-3(k)(2)(ii), designated "Special Account for the Exclusive Benefit of Customers."

5. Related-Party Transactions

As set forth on the consolidated statements of operations, the Company receives the following fees from PLIC and Principal Mutual Funds:

- The Company collects commissions for the sale of Principal Mutual Funds and variable annuity and flexible variable life products offered by PLIC.

- The Company receives distribution (Rule 12b-1) and shareholder servicing fees from Principal Mutual Funds and nonproprietary mutual funds used by other product lines offered.

The Company has entered into an expense reimbursement agreement with PLIC. PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the years ended December 31, 2015 and 2014, were $41,173,160 and $36,148,302, respectively.

PFG has allocated the expenses associated with stock based compensation to each of its subsidiaries, with the allocation aggregating $1,501,525 and $1,721,907 to the Company for the years ended December 31, 2015 and 2014, respectively. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company received capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $2,000,000 at December 31, 2015.

The company also paid a dividend to its parent company. Dividends paid totaled $2,500,000 at December 31, 2015.

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the SEC, FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

Supplementary Information

Princor Financial Services Corporation

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2015

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$18,032,151
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		18,032,151
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		18,032,151
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$9,144,039	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	5,556	(9,149,595)
7. Other additions and/or allowable credits		–
8. Net Capital before haircuts on securities positions		$8,882,556
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	39,728	
D. Undue concentration	–	
E. Other	–	(39,728)
10. Net Capital		$8,842,828

Princor Financial Services Corporation

Notes to Financial Statements (continued)

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)	$613,116
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
13. Net capital requirement (greater of line 11 or 12)	613,116
14. Excess net capital (line 10 less 13)	8,229,712
15. Net Capital less greater of 10% of line 19 or 120% of line 12	7,923,155

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		$9,196,730
17. Add:		
A. Drafts for immediate credit	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts (List)	–	–
19. Total aggregate indebtedness		9,196,730
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		104.00%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		0.00%

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5 Part IIA) filing submitted to FINRA as of December 31, 2015.

Princor Financial Services Corporation

Schedule II – Computation for Determination of the Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2015

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation	X
D. (k)(3) – Exempted by order of the Commission	______

Princor Financial Services Corporation

Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2015

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(ii) of that Rule.



Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Princor Financial Services Corporation:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Princor Financial Services Corporation, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Princor Financial Services Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2015 through December 31, 2015. Princor Financial Services Corporation's management is responsible for Princor Financial Services Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including a copy of the check or wire detail and bank statement. There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the period from January 1, 2015 to December 31, 2015. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly revenue detail from the general ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.


Building a better
working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2015 to December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2016


EY
Building a better working world

Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Princor Financial Services Corporation

We have reviewed management's statements, included in the accompanying Princor Financial Services Corporation Exemption Report, in which (1) Princor Financial Services Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2016